EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Collectors Universe, Inc.

We consent to the incorporation by reference in Registration Statements No. 333-34554, No. 333-34556, No. 333-34558 and No. 333-85962 of Collectors Universe, Inc. on Form S-8 of our report dated September 23, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in accounting for goodwill and other intangible assets effective July 1, 2002, and a restatement to report the assets and related liabilities of the collectibles auctions and direct sales businesses as held for sale and the related operating results as discontinued operations), appearing in this Annual Report on Form 10-K of Collectors Universe, Inc. for the year ended June 30, 2004.

DELOITTE & TOUCHE LLP

Costa Mesa, California
September 24, 2004